December 23, 2019

Sara Walden Brown
Assistant Secretary
Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036

       Re: Ingersoll-Rand U.S. HoldCo, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form 10
           Submitted December 9, 2019
           CIK No. 0001788414

Dear Ms. Brown :

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 21, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1 - Proxy Statement/Prospectus-Information Statement
Exclusive Forum, page 136

1. We note your response to prior comment 6 regarding Garden Denver's exclusive forum provision. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware, or another state court sitting in the State of Delaware if the Court of
       Chancery dismisses such action for lack of subject matter jurisdiction, as the exclusive forum for certain litigation, including any "derivative action." We note from your revised disclosure that this provision applies to actions made under the federal securities laws.
 Sara Walden Brown
FirstName LastNameSara Walden Brown
Ingersoll-Rand U.S. HoldCo, Inc.
Comapany23, 2019
December NameIngersoll-Rand U.S. HoldCo, Inc.
Page 2
December 23, 2019 Page 2
FirstName LastName
         Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise your disclosure to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Ingersoll Rand Industrial Business
The Separation and Separation Costs, page 164

2. Please clarify if there are any expected fees and expenses to be incurred in connection with the separation or merger transactions.
Results of Operations, page 167

3. We note your response to prior comment 7 and your revised disclosure. In light of the fact that management uses volume/product mix to explain changes to operating income/margin, please explain any underlying material changes in sales of specific equipment and services as well as related costs.
Note 2: Ingersoll Rand's acquisition of PFS
Pro Forma Adjustments, page 189

4. Please revise your discussion of adjustments (d) and (m) to include a quantified breakdown of the historic carrying values and adjustment amounts of the acquired intangible assets.
Note 8: Adjustments to Pro Forma Combined Statements of Operations, page 196

5. Please revise your discussion of adjustments (a) and (d) to include a quantified breakdown of the historic carrying values and adjustment amounts of the acquired fixed and intangible assets, respectively.
6. Please revise your discussion of adjustment (f) to clarify how the blended statutory income tax rate of 24.5% was determined and is factually supportable. Material U.S. Federal Income Tax Consequences of the Transactions, page 202

7. We note your response to prior comment 18 and your revised disclosure. When you file the tax opinions as exhibits, further revise your disclosure so that it states you have received tax opinions from the named counsel and the material tax consequences described reflect the opinions you have already received rather than the opinions that you will receive as a condition to closing.
 Sara Walden Brown
Ingersoll-Rand U.S. HoldCo, Inc.
December 23, 2019
Page 3

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Lisa
Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameSara Walden Brown                       Sincerely,
Comapany NameIngersoll-Rand U.S. HoldCo, Inc.
                                                          Division of
Corporation Finance
December 23, 2019 Page 3                                  Office of Technology
FirstName LastName